UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 000-53914

OSSEN INNOVATION CO., LTD.
(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,
PEOPLE’S REPUBLIC OF CHINA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

EXPLANATORY NOTE

On November 26, 2010, Ossen Innovation Co., Ltd. (the “Registrant”), the Registrant’s wholly owned subsidiaries, Topchina Development Group, Ltd. (“Topchina”) and Ossen Group (Asia) Co., Ltd. (“Ossen Asia”), and the Registrant’s chairman, Liang Tang, entered into a loan contribution agreement (the “Agreement”).

Dr. Tang had provided a one-time interest-free loan (the “Loan”) to Topchchina and Ossen Asia in connection with an investment in the Registrant’s subsidiary, Ossen Innovation Materials Co. Ltd., by Topchchina and Ossen Asia.  The outstanding amount due under the Loan is approximately $12,924,000.

Pursuant to the Agreement, the Loan has been cancelled and forgiven, and the loan balance will be treated as a contribution to the capital of the Registrant.  The Registrant and its subsidiaries have been fully released from any obligations under the Loan and the Loan has been extinguished and discharged.

A copy of the Agreement is attached as an exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD. (Registrant)

Date: November 26, 2010	By: /s/ Wei Hua Name: Wei Hua Title: Chief Executive Officer